AgriForce Growing Systems, Ltd.

777 Hornby Street, Suite 600

Vancouver, BC

V6Z 1S4

March 3, 2021

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agriforce Growing Systems, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 20, 2021
File No. 333-251380

Gentlepersons:

We have reviewed your comment letter, dated February 1, 2021 and have the following responses. To facilitate review, we have reproduced your comments in bold type and have inserted our answers below each comment.

Registration Statement on Form S-1 filed January 20, 2021

Prospectus Cover Page, page i

1.	If you offer the Series A Warrants and common shares together, then you must register them as units in your offering, even if the common shares and Series A Warrants are immediately separable following the offering. If you plan to offer units, please revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. Please clarify that each unit contains one common share and one Series A Warrant to purchase one common share.

We have revised the entire Registration Statement according to your comment to register units, each consisting of one common share and a Series A Warrant to purchase one common share.

U.S. SEC

March 3, 2021

Series A Preferred Share, page 56

2.	We note your response to comment three in our letter dated December 22, 2020. We also note Section 29.7 of your Business Corporation Act Articles filed as exhibit 3.2. You disclose that the holders of preferred shares will be entitled to one vote on each matter that Series A preferred shareholders are exclusively entitled to vote. Please disclose when Series A preferred shareholders are exclusively entitled to vote.

We have revised to so disclose.

Form of Series A Warrant - Exhibit 4.1, page 100

3.	Section 11 of Exhibit 4.1 stipulates that an investor must submit to the exclusive jurisdiction of state and federal courts located in the City of New York for all legal proceedings arising out of or relating to the Series A warrant. Revise the disclosure in the section captioned “Risk Factors” and in the prospectus to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If this provision applies to Securities Act claims, revise the disclosure in the prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision and the disclosure in the prospectus both state this clearly.

We have revised the disclosure and the form to reflect that any 33 and 34 Act claims must be brought in federal court.

Recent Sales of Unregistered Securities, page II-2

4.	We note your response to comment five in our letter dated December 22, 2020. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

We have again revised our disclosure to identify the class of persons as requested as well as the exemption and facts relied upon.

We have disclosed all issuances, by offering round, for the past three years and listed the class of investor, exemption from registration and facts relied upon for each exemption.

U.S. SEC

March 3, 2021

We thank you in advance for your comments and welcome any feedback you may have. Please contact our counsel, Jolie Kahn, at (516) 217-6379 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Ingo Mueller
Ingo Mueller, CEO